ONE BISCAYNE TOWER, 21ST FLOOR
2 SOUTH BISCAYNE BOULEVARD
MIAMI, FLORIDA 33131-1811
TELEPHONE: 305.373.9400
FACSIMILE: 305.373.9443
www.broadandcassel.com

MIRIAM ALFONSO DE OLIVEIRA, ESQ.
DIRECT LINE: 305-373-9421
DIRECT FACSIMILE: 305-995-6398
EMAIL: malfonso@broadandcassel.com

                                   October 10, 2006

VIA MODEM AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pam Howell Ronald E. Alper

	Re:	Millstream II Acquisition Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A File No. 000-51065

Ladies and Gentlemen:

     On behalf of Millstream II Acquisition Corporation, a Delaware corporation (“Millstream II”), we are submitting in response to the comment letter dated September 25, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”) the accompanying Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, when appropriate, identifies the location of the changes or additions made, and also reflects certain updating and clarifying changes.

     The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter.

General

1.	Please explain how you determined the proposed maximum aggregate value of the transaction. We may have further comment.

The proposed maximum aggregate value of the transaction was determined by multiplying the average bid and ask price of Millstream II’s common stock on August 16, 2006 ($5.245 per share) by the number of shares to be issued in the business combination (4,166,667) plus the $12,000,000 to be received in cash.

2.	Provide the information required by Rule 14a-5(e), as required by Item 1(c) of Schedule 14A.

The information required by Rule 14a-5(e) has been included. See page 131 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

3.	Provide the disclosure required by Item 23 of Schedule 14A.

The disclosure required by Item 23 of Schedule 14A has been included. See page 130 of Amendment No. 1.

4.	In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

The “Summary,” “Risk Factors,” “The Merger,” and “Information About Millstream II” sections have been revised to indicate the procedure that Millstream II will follow in the event the business combination is not consummated, including the stockholders’ right to vote on such dissolution. In addition, the sections have been revised to include disclosure regarding a stockholder’s potential liability in the event there is a bankruptcy or a third party claim following dissolution of Millstream II. See pages 13, 29, 48 and 98 of Amendment No. 1.

5.	We note a number of blank spaces throughout the proxy statement. Please fill in this information that can currently be obtained and then update as necessary.

The proxy statement has been revised to include all information currently available and will be updated as necessary.

6.	Please provide a summary term sheet with the information required by Item 1001 of Regulation M-A.

A summary term sheet with the information required by Item 1001 of Regulation M-A has been included. See page 1 of Amendment No. 1.

7.	Please describe in an appropriate section, any relationship or agreements between EarlyBirdCapital, Inc. and Millstream II or EarlyBirdCapital, Inc. and Sprinturf.

The proxy statement has been revised to disclose any relationships or agreements between EarlyBirdCapital, Inc. and Millstream II or Sprinturf. See page 14 of Amendment No. 1.

Proxy Card

8.	You state that votes submitted electronically over the Internet or by telephone must be received by a certain time on a certain date. Please clarify how the votes received after the deadline will be treated.

The proxy card has been revised to provide that votes may be submitted electronically over the Internet or by telephone until the time of the special meeting.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

9.	Please confirm that the information provided over the Internet or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

Millstream II confirms that the information provided over the Internet and by telephone will be consistent with the written proxy statement and proxy card and it will comply with Rule 14a-4.

Letter to Stockholders

10.	It appears that the first bulleted proposal to be voted upon contains two separate matters to be voted upon: (1) the adoption of the agreement and plan of merger, and (2) the amendment and restatement of the certificate of incorporation. Please do not bundle proposals.

The proxy statement has been revised to reflect that the approval of the second amended and restated certificate of incorporation of Millstream II is separate from the proposal to approve the merger agreement and the merger. See “Letter to Stockholders,” “Notice of Special Meeting of Stockholders” as examples.

11.	We note the statement that the board determined the transaction was fair to and in the best interests of Millstream II investors. Each time you make such statement in the proxy statement, clarify whether a fairness opinion was obtained.

The proxy statement has been revised to include a statement to the effect that in making its determination with respect to the merger agreement Millstream II’s board of directors did not obtain a fairness opinion. See “Letter to Stockholders” and pages 14, 31, and 47 of Amendment No. 1.

12.	Please disclose the market price of the company’s common stock in the paragraph discussing conversion rights.

The paragraph in the “Letter to Stockholders” discussing Millstream II stockholders’ conversion rights has been revised to include the market price of Millstream II’s common stock as of a recently practicable date as well as the conversion price as of July 20, 2006.

Table of Contents

13.	Please include the annexes in the table of contents.

The table of contents has been revised to include the annexes. See page iv of Amendment No. 1.

Questions and Answers About the Proposals, page 1

14.	In the first question and answer, discuss the net losses of Sprinturf to date.

The first question and answer has been revised to disclose Sprinturf’s accumulated deficit. See page 2 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

15.	On page 4, please clearly explain the steps the stockholders would have to take to exercise their conversion rights. Please also explain whether an investor can remedy an improperly executed demand for conversion.

The question regarding conversion rights has been revised to explain the steps to be followed by a stockholder wishing to exercise their conversion rights and the ability to cure an improperly executed demand for conversion. See page 5 of Amendment No. 1.

16.	We note that if the trading market as of the merger date is less than $6 per share, then the sole shareholder of Sprinturf will receive additional cash compensation. Please clearly disclose, as of the most recent market price, the current amount that would be paid pursuant to this provision.

The question regarding disbursement of funds in the trust account following consummation of the business combination has been revised to reflect that the sole shareholder of Sprinturf would be entitled to an additional $2,000,000 if the merger had closed on the business day prior to September 29, 2006. See page 6 of Amendment No. 1.

Summary, page 6

17.	Please explain the reference to commitments and orders to install turf. Is this referring to back-orders or are you referring to total orders during this six month period?

The proxy statement has been revised to clarify that the reference is to installations and commitments and orders to install synthetic turf systems during the six month period. See page 9 of Amendment No. 1.

18.	We note the reference to Sprinturf’s “strong market share position.” Please clarify its position in the market.

The proxy statement has been revised to clarify that Sprinturf’s management believes that it is the third largest developer, marketer and installer of synthetic turf for athletic fields in North America based upon square feet installed during 2005. See page 10 of Amendment No. 1.

19.	Provide the basis for management’s belief of the benefits of your synthetic turf system as compared to natural grass and other synthetic turf systems.

The proxy statement has been revised to include the basis on which Sprinturf’s management believes its synthetic turf system provides benefits compared to natural grass. See page 10 of Amendment No. 1.

20.	Please provide the name and date of the independent study by Dr. Charles Mancino.

The proxy statement has been revised to include the name of the independent study by Dr. Mancino as well as the date it was published. See page 10 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

21.	Please clearly state all interests of Millstream II directors and officers and the officer and director of Sprinturf in the merger.

The proxy statement has been revised to reflect all of the interests Millstream II directors and officer and the officer and director of Sprinturf have in the business combination. See pages 14 through 15 of Amendment No. 1.

22.	State the market value of the common stock and of the warrants held by Millstream II’s officers and directors.

The Millstream II officer and directors do not own warrants. The disclosure has been revised to include the market value of the shares of Millstream II common stock owned by the Millstream II officer and directors as of September 29, 2006. See page 15 of Amendment No. 1.

23.	We note that Mr. Spector will serve as CEO following the merger. Clarify whether an employment agreement has been entered into. Clarify all consideration to be received in such capacity.

The proxy statement has been revised to clarify that Mr. Spector does not have an employment agreement or any compensation arrangement at this time relating to his service as Millstream II’s Chief Executive Officer following the business combination. In addition, the disclosure has been revised to explain that any compensation arrangement following the business combination will be in the sole discretion of the Compensation Committee of the Board of Directors. See page 14 of Amendment No. 1.

24.	Clarify whether any other officers or directors of Millstream II will remain with the company after the merger.

The proxy statement has been revised to clarify that the current members of the Millstream II Board of Directors will continue to serve on the Board of Directors following consummation of the business combination until their earlier resignation which is expected to occur shortly after the consummation of the business combination. See page 15 of Amendment No. 1.

25.	Explain the statement that Mr. and Mrs. Julicher “will be released from all liability under a loan in the principal amount $2,900,000.” Clarify whether they served as a guarantor or in what capacity they assumed liability. Also, clarify the nature of the loan.

The proxy statement has been revised to clarify that Sprinturf or the combined company will be substituted as a borrower under, or refinance or repay, a loan to Mr. and Mrs. Julicher personally, the proceeds of which loan were loaned to Sprinturf. See page 15 of Amendment No. 1.

26.	We note the employment agreement with Mr. Julicher. Provide us supplementally with this agreement and elsewhere in the proxy statement, provide a clear disclosure of the material terms.

The agreement has been filed as an annex to the proxy statement and the material terms of the agreement have been summarized in the proxy statement. See Annex F and page 65 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

27.	Clearly state the consideration to be received by Mr. and Mrs. Julicher in the merger transaction.

The proxy statement has been revised to clarify the consideration to be received by each of Mr. and Mrs. Julicher. See page 10 of Amendment No. 1.

Accounting Treatment, page 15

28.	We noted your disclosure that the merger transaction will be accounted for as an acquisition; however, we understand you have written in to the Office of the Chief Accountant requesting pre-clearance on the identity of the acquiring entity for accounting purposes. Pending the facts and circumstances and the outcome of your request, further comments may follow.

Millstream II has been advised by the Office of the Chief Accountant that it objects to its position that Sprinturf is the accounting acquirer. As a result, Millstream II will not be revising the accounting treatment sections of the proxy statement.

Selected historical financial information

Millstream II’s summary of selected financial data, page 16

29.	Please revise to include consolidated statement of operations data for the cumulative period from September 24, 2004 (inception) to June 30, 2006.

The proxy statement has been revised to include income statement data for the cumulative period from September 24, 2004 (inception) to June 30, 2006. See page 20 of Amendment No. 1.

Sprinturf’s summary of selected financial data, page 16

30.	Please revise to include the selected financial data for each of the last five fiscal years as required by Item 301 of Regulation S-K.

The proxy statement has been revised to include the selected financial data for each of the last five fiscal years for Sprinturf. See page 20 of Amendment No. 1.

Comparative per share information, page 18

31.	Pursuant to Item 301 of Regulation S-K, please revise to present historical and pro forma per share data of Sprinturf for the following items:

(i)	Book value per share as of the date for which financial data is presented;

(ii)	Cash dividends declared per share for the periods for which financial data is presented; and

(iii)	Income (loss) per share from continuing operations for the periods for which financial data is presented.

The present historical and pro forma per share data for Sprinturf has been included. See page 22 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

32.	Tell us how you compute the Millstream II’s historical book value per share of $4.55 as of June 30, 2006 and provide your computations as necessary.

Millstream II’s historical book value per share has been revised to $4.44 as of June 30, 2006. The previously disclosed number was incorrect. See page 22 of Amendment No. 1.

Risk Factors, page 20

33.	In risk factor 4, please name the supplier and disclose whether there are alternative suppliers who could supply a sufficient amount of fiber on a timely basis or of substantially equal quality.

The risk factor has been revised to include the name of the supplier. In addition, it has been revised to reflect that although there are alternative suppliers there are no assurances that such alternative sources will provide the fiber on a timely basis or of a substantially equal quality. See page 24 of Amendment No. 1.

34.	In risk factor 5, please disclose whether Sprinturf has faced any issues with its customers regarding its warranty.

The risk factor has been revised to disclose that from time to time in the ordinary course of business Sprinturf has disputes with its customers over the installation of its synthetic turf systems. See page 24 of Amendment No. 1.

35.	In risk factor 7, please identify the two competitors with which Sprinturf is involved in litigation. Also, please disclose whether Sprinturf is involved in litigation or disputes with customers over the quality of Sprinturf’s product.

The risk factor has been revised to include the names of the two competitors and to disclose that Sprinturf has disputes with its customers and suppliers. See page 25 of Amendment No. 1.

36.	In risk factor fourteen, it appears that the refinancing of certain credit facilities is a separate risk. Please relocate to a separate risk factor. Also, please disclose whether Sprinturf is currently in default on any of its credit lines or loans. If so, provide detailed disclosure of the default. Lastly, we note that you must obtain the lender’s approval prior to any merger. Please disclose the status of approval.

The proxy statement has been revised to separate the risk relating to the refinancing of certain credit facilities. In addition, the proxy statement has been revised to disclose that Sprinturf is not in default under any of its credit facilities and that it has received the lender’s approval for the merger. See page 27 of Amendment No. 1.

37.	Add a risk factor discussing the going concern for Sprinturf.

A risk factor regarding the going concern for Sprinturf has been added. See page 26 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

The Millstream II Special Meeting, page 26

Broker Non-Votes, page 28

38.	You state “[a]bstentions or broker non-votes have the same effect as a vote “against” the merger proposal. Please discuss the implication of this treatment on the shares’ eligibility for redemption/conversion.

The proxy statement has been revised to clarify that a “broker non-vote” is not the equivalent of a demand for conversion of the Millstream II common stock. See page 33 of Amendment No. 1.

Solicitation Costs, page 28

39.	We note that you have not but may hire a firm to assist in the proxy solicitation process. Please revise to clarify if such firm would be paid by proceeds outside of the trust account. If not, please revise to clarify how such firm would be paid.

The disclosure has been clarified to explain that any such solicitation firm will be paid from funds available outside the trust account and that Millstream II will negotiate an agreement from such firm not to seek its fees from the trust. See page 34 of Amendment No. 1.

The Merger, page 30

Background of the Merger, page 30

40.	Please more fully describe Renthon, LLC, its role in your search for a target business. Disclose the material terms of any consulting arrangement or agreement. State when Renthon was retained and any compensation arrangements.

The proxy statement has been revised to describe Renthon LLC’s role as a financial consulting firm analyzing and performing financial, operational and market due diligence on prospective target businesses. In addition, the proxy statement has been revised to disclose the compensation arrangements with Renthon LLC. See page 35 of Amendment No. 1.

41.	Please describe how you were introduced to the various targets discussed on pages 30 and 31.

The proxy statement has been revised to include a description of how the various targets were introduced to Millstream II. See page 35 of Amendment No. 1.

42.	We note that Millstream II entered into substantial discussions with a few companies. Revise to describe in greater detail the efforts made by Millstream II in connection with these companies.

The proxy statement has been revised to include information regarding Millstream II’s evaluation of other target companies. See page 36 of Amendment No. 1.

43.	Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss in greater detail how Sprinturf was introduced to Millstream II, including the date this business opportunity was first brought to the attention of Millstream II or its officers and directors. Discuss the date of the first contact with Sprinturf by anyone acting on behalf of Sprinturf. Discuss whether any valuation of Sprinturf was conducted prior to or during the merger negotiations.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

The proxy statement has been revised to include additional details regarding the negotiations of the merger, including the date the opportunity was first brought to Millstream II, the first contact with persons acting on Sprinturf’s behalf, and the valuations performed during the merger negotiations. See pages 36 through 37 of Amendment No. 1.

44.	On page 31, please describe Mr. Spector’s relationship with Messrs. Musser and Carter. Name the firm with which Messrs. Musser and Carter are affiliated. Please disclose whether Messrs. Musser and Carter received, or will receive, a finder’s fee, or any other type of compensation, for introducing Millstream II to Sprinturf from either party. Explain the nature of the client relationship of Messrs. Musser and Carter with Sprinturf.

The proxy statement has been revised to disclose the relationship between Mr. Spector and Messrs. Musser and Carter, the name of the firm with which Messrs. Musser and Carter are associated, the fee arrangement with Messrs. Musser and Carter and the nature of the relationship between Messrs. Musser and Carter with Sprinturf. See page 37 of Amendment No. 1.

45.	Please describe the circumstances by which Messrs. Julicher and Spector have known each other. Disclose whether there had been any communications or contacts between these two individuals from the time of the formation of the Form S-1 to the June 5, 2006 date.

The proxy statement has been revised to disclose the circumstances under which Messrs. Julicher and Spector meet and the fact that there was no contact or communication between them from the time Millstream II filed its Registration Statement on Form S-1 through the date of their first meeting. See page 36 of Amendment No. 1.

46.	Please identify Millstream II’s due diligence consultants.

Millstream II’s due diligence consultant has been identified. See page 37 of Amendment No. 1.

47.	Please explain how and why Millstream II chose Sprinturf over other candidates with which to enter into a definitive merger agreement.

The proxy statement has been revised to include how and why Millstream II chose Sprinturf over other candidates. See page38 of Amendment No. 1.

48.	Please explain in detail how the consideration for Sprinturf was determined.

The proxy statement has been revised to include detail regarding how the amount and structure of the consideration in the business combination was determined. See page 38 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

Interests of Millstream II Directors and Officers in the Merger, page 32

49.	Please include disclosure with respect to any warrants held by Millstream II officers and directors, which would appear to expire worthless if a business combination is not consummated within the time allotted. Specifically indicate the number of warrants held by the officers and directors along with the current market value.

The officer and directors of Millstream II do not own warrants.

50.	Please include disclosure with respect to each associate, as required by Item 5(a)(4) of Schedule 14A.

There are no associates, as such term is defined in Rule 14a-1, that have an interest in the business combination.

Millstream II’s Reasons for the Merger and Recommendation of the Millstream II Board, page 33

51.	We note the statement that Sprinturf is one of the largest companies in the industry. Please clarify its position in the industry, including the percent of market share.

The proxy statement has been revised to clarify Sprinturf’s position in the industry, including its market share. See page 39 of Amendment No. 1.

52.	We note disclosure throughout this section relating to the cash that will be available to the combined company. Please clearly state the minimum and maximum funds that will be available from Millstream II after the business combination and how such funds will be used.

The proxy statement has been revised to include disclosure of the cash that will be available to the combined company following consummation of the merger assuming maximum approval and minimum approval. See page 40 of Amendment No. 1.

53.	Provide the basis for the statement that “after this transaction, it will have greater financial resources than most of its competition” or remove.

The statement has been removed.

54.	Please specify the “independent study” on page 34.

The proxy statement has been revised to identify the name, the author and the date of the independent study. See page 40 of Amendment No. 1.

55.	Provide the basis for your expectation that Sprinturf’s financial performance can be improved by “greater economies of scale” and that it can “leverage its fixed cost base leading to higher operating profit margins if Sprinturf generates increased revenues.”

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

The proxy statement has been revised to include the basis for Millstream II’s expectations regarding greater economies of scale and its beliefs regarding leverage of its fixed cost base. See page 40 of Amendment No. 1.

Litigious nature of industry/competitors, page 36

56.	Please provide, in tabular format, a list of the material litigation in which Sprinturf is involved or has been involved during the last five years. Please include the names of the parties, the date the litigation was instituted, the status of the litigation, the amount at issue, and Millstream’s evaluation of the risks and/or merits of the litigation.

The proxy statement has been revised to include a table of the material litigation in which Sprinturf is involved or has been involved in during the last five years. See page 42 of Amendment No. 1.

57.	Provide the basis for your belief that “competitors will be less likely to initiate litigation against Sprinturf as it will have the financial resources to appropriately manage the litigation as a result of its improved capital base.”

The statement has been removed.

Due Diligence Information Materials, page 36

58.	On page 38, please list Sprinturf’s major competitors in the synthetic turf for athletic fields industry.

The proxy statement has been revised to include the list of major competitors. See page 44 of Amendment No. 1.

59.	On page 39, please define “LTM.”

The proxy statement has been revised to include the definition of LTM. See page 46 of Amendment No. 1.

60.	Please detail Sprinturf’s market share in the west coast and northeast regions of the United States, if known.

The proxy statement has been revised to include management’s estimates on its market share in the west coast and northeast regions of the United States. See page 39 of Amendment No. 1.

61.	Provide a summary of the “financial forecasts and projections prepared by Sprinturf’s management.”

The proxy statement has been revised to include a summary of the financial forecasts and projections prepared by Sprinturf’s management. See page 45 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

62.	Clarify if true, that the projections were made only with respect to determining valuation of the transaction, that there is no guarantee these projections will actually be met, and that investors should not place undue reliance upon such projections.

The proxy statement has been revised to clarify that the projections were used only to evaluate the transaction and that there are no guarantees that these projections will be met. In addition, the proxy statement has been revised to clarify that in considering the merger proposal, Millstream II stockholders should not place undue reliance on such projections. See page 45 of Amendment No. 1.

63.	We note that Renthon determined that many of these projections are “aggressive.” Explain the role this determination played in the valuation calculations and why such amounts were used if they were determined to be “aggressive.” Discuss the impact this may have upon the actual value of the transaction.

The proxy statement has been revised to reflect that although Renthon determined that the projections were “aggressive” they were not unreasonable. See page 45 of Amendment No. 1. The projections were considered by the Millstream II Board of Directors along with the projections prepared by Renthon, the comparable company analysis and the other aspects of the due diligence report prepared by Renthon. Given the complexity of the various factors considered by the Millstream II Board of Directors it is difficult to quantify the impact these projections had on the Board’s determination.

64.	Provide a detailed discussion of the valuation models used to determine the value of the transaction, to determine that the transaction was fair and in the best interests of investors, and that the 80% test was met.

The proxy statement has been revised to disclose that the Millstream II Board of Directors based its determination of the value of the transaction based on its review of the due diligence report, conversations with Renthon LLC and review of additional information gathered by Renthon LLC in response to requests from the Board. See page 47 of Amendment No. 1.

65.	Provide a table of the comparable transactions. Explain how you determined that these were comparables in light of the fact these companies had significantly greater revenues. Provide the net income (loss) for each comparable.

The proxy statement has been revised to include a table of comparable transactions. The proxy statement was also revised to explain that these transactions were deemed comparable because of the industry sector and operating model. See page 46 of Amendment No. 1.

66.	Please explain how the company determined the $6 market price for the P-E multiple.

The proxy statement has been revised to reflect that the $6 market price was used for illustrative purposes only. See page 46 of Amendment No. 1.

67.	We note your discussions of projected revenue, growth, EBITDA and related ratios for the periods December 31, 2006 through December 31, 2009. Although the Commission encourages the use of projections, there must be a reasonable basis for the assumptions and amounts presented, therefore please remove such disclosures. Refer to Item 10 of Regulation S-K for the Commission policy on projections.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

Based on a telephone conference with the Staff, Millstream II determined to keep the projections in the proxy statement but they have been revised to include additional information. See pages 45 through 47 of Amendment No. 1.

68.	We note you have provided various discussions of EBITDA as a performance measure. Although the staff will not object to prospective discussions in your filing as it relates to the purchase agreement and conditional purchase price adjustments (i.e. when used as a liquidity measure), your use of this non-GAAP measure for performance measure purposes does not appear appropriate. Please revise to remove all references to this non-GAAP performance measure throughout this section of your proxy statement.

The proxy statement has been revised to remove the references to EBITDA.

The Merger Agreement, page 42

Representations and Warranties, page 43

69.	Please further describe Sprinturf’s affiliate, Sprinturf, Inc.

The proxy statement has been revised to describe Sprinturf, Inc. See page 53 of Amendment No. 1.

Materiality and Material Adverse Effect, page 44

70.	Please further describe Sprinturf’s subsidiary Empire & Associates, Inc.

The proxy statement has been revised to describe Empire & Associates, Inc. See pages 53 and 77 of Amendment No. 1.

No Solicitation by Millstream II, page 47

71.	Please explain the disclosure in this section about a “written parent takeover proposal” for Millstream II in light of the disclosure in the Form S-1 that the six month extension (for a total of 24 months) is only to complete the business combination contemplated by the letter of intent. The disclosure in this section appears contrary to the Form S-1. We may have further comment.

The six month extension relates to the completion of a business combination for which a letter of intent had been entered into prior to the expiration of the initial 18 month period. By June 23, 2006 (expiration date of the initial 18 month period), Millstream II had entered into five letters of intent in addition to the letter of intent with Sprinturf. Under the terms of Millstream II’s certificate of incorporation, Millstream II could have negotiated a definitive agreement for a business combination and have completed such business combination with any of the other potential acquisition targets that were parties to those other letters of intent. At the time the merger agreement was negotiated, Sprinturf and Millstream II negotiated for such prohibition.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

No Solicitation by Sprinturf, page 48

72.	Please clarify Mr. Julicher’s position with the company if Mrs. Julicher is the sole stockholder of the company. Describe each of their duties within the company.

The proxy statement has been clarified to reflect that Mr. Julicher is Sprinturf’s Chief Executive Officer and that Ms. Julicher is the sole shareholder. See page 58 of Amendment No. 1.

Effect of Termination, page 54

73.	Please describe here the representations and warranties by each party regarding the finders’ fee.

The proxy statement has been revised to describe the finders’ fee representation. See page 63 of Amendment No. 1.

Termination Benefits, page 57

74.	Please disclose the adjustments that may be made to the yearly salary on January 1 of each year.

The proxy statement has been revised to disclose the adjustments that may be made to Mr. Julicher’s salary. See page 65 of Amendment No. 1.

Company Proxy Statement, page 58

75.	Please define the Class I, II and III directors.

The proxy statement has been revised to include a definition of the Class I, II and III directors. See page 67 of Amendment No. 1.

Information About Sprinturf, page 66

Business of Sprinturf, page 66

76.	Please provide a citation to the report published by Applied Market Information Ltd., the report authored by Dr. Charles F. Mancino of Synthetic Testing Services and the report published by Applied market Information Ltd. If the documents are not publicly available, please provide a copy of each report with your next amendment.

The proxy statement has been revised to include the name and date of publishing of each of the studies published by Applied Market Information Ltd. and Dr. Mancino. See page 76 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

77.	We note that Sprinturf plans to expand the geographic reach of its sales personnel. Please clarify whether Sprinturf’s business is limited to certain geographic areas.

The proxy statement has been revised to clarify that Sprinturf plans to expand its geographic penetration in the United States. Sprinturf’s business is not limited to certain geographic areas. See page 77 of Amendment No. 1.

78.	Discuss your subsidiaries and provide the information required by Item 101(a) of Regulation S-K.

The proxy statement has been revised to include information regarding Sprinturf’s subsidiaries and the information required by Item 101(a) of Regulation S-K. See page 77 of Amendment No. 1.

The Synthetic Turf Market, page 67

79.	Please provide a citation to the information attributed to The Synthetic Turf Council. If the document is not publicly available, please provide a copy with your next amendment.

The proxy statement has been revised to include the citation information attributed to the Synthetic Turf Council. See page 76 of Amendment No. 1.

Group Buying Programs, page 69

80.	Please define GSA, CMAS, and COSTARS when first used.

The proxy statement has been revised to define GSA and CMAS when first used. COSTARS does not have a definition as it is the full name of the program. See page 79 of Amendment No. 1.

81.	Please clarify whether any of the participants in your group buying programs is a major customer, accounting for 10% or more revenues.

The proxy statement has been revised to clarify that no participant in the buying programs is a major customer accounting for more then 10% of Sprinturf’s revenues. See page 84 of Amendment No. 1.

Pursue Selective Acquisitions, page 69

82.	We note that Sprinturf intends to evaluate potential acquisition targets in regions where it does not have a strong sales presence. Please clarify whether Sprinturf has had any discussions or negotiations, preliminary or otherwise, with potential acquisition targets. Clarify how it plans to acquire such companies – issuance of stock or payment of cash, etc.

The proxy statement has been revised to clarify that Sprinturf has not had any discussions or negotiations with respect to a potential acquisition target and that acquisitions, if any, may be completed by paying cash, issuing securities or a combination thereof. See page 79 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

Specialty Products, page 71

83.	Please discuss the safety criteria with which SafTurf™ is compliant.

The proxy statement has been revised to include the safety criteria that SafTurfTM complies with. See page 82 of Amendment No. 1.

84.	Clarify whether you manufacture your products or whether you have suppliers that manufacture the synthetic turf systems. If so, clarify whether you have any major suppliers. Also, discuss the sources and availability of raw materials – for example, the recycled tires.

The proxy statement has been revised to explain that Sprinturf sources its finished specialty products from a number of suppliers. See page 82 of Amendment No. 1.

Patents, page 72

85.	Please disclose the duration of the patents.

The proxy statement has been revised to include the expiration date of each patent. See page 83 of Amendment No. 1.

Sales Process, page 73

86.	Briefly describe the process by which Sprinturf achieved “no-bid” status for the CMAS and COSTARS program and became an approved vendor with GSA.

The proxy statement has been revised to include a description of the process to achieve the CMAS and COSTARS “no bid” status as well as to become an approved vender with GSA. See page 84 of Amendment No. 1.

Marketing, page 73

87.	Explain whether acting as an official sponsor of an athletic league gives Sprinturf any special status in obtaining contracts.

The proxy statement has been revised to disclose that as an official sponsor, Sprinturf does not have any special status to obtain contracts with members of the organization. See page 85 of Amendment No. 1.

88.	Discuss your MBA (Marketing, Brand and Awareness) Program, as stated on your website.

The proxy statement has been revised to include a description of the MBA program. See page 85 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

Installation, page 74

89.	Please clarify the statement “Sprinturf anticipates replacing the fine aggregates with its shock absorbing underlayment.”

The proxy statement has been revised to clarify that the fine aggregates will be replaced with the shock absorbing underlayment in certain future installations. See page 85 of Amendment No. 1.

90.	Discuss whether pricing is a principal competitive factor in the synthetic turf market.

The proxy statement has been revised to reflect that pricing is one of the principal competitive factors. See page 87 of Amendment No. 1.

91.	Disclose the amount of research and development spent during the last three fiscal years. See Item 101(c)(xi) of Regulation S-K.

Sprinturf has not incurred any material amounts for research and development.

Legal Proceedings, page 77

92.	Please provide a list of all material litigation in addition to those described here. Provide the disclosure required by item 103 of Regulation S-K.

The proxy statement has not been revised as the two proceedings mentioned are the only material litigation in which Sprinturf is involved.

93.	Update the current status of the 2004 patent infringement action. Also, provide a summary of the factual basis for the counterclaim challenging the validity of the 645 patent. This would appear to present a material risk. Consider adding a specific risk factor relating to the challenge of the validity of this patent.

The proxy statement has been revised to provide the current status of the 2004 patent infringement action and to explain the basis of the counterclaim in the 2004 patent infringement case. A specific risk factor relating to the challenge of the validity of this patent on this basis has not been added because Sprinturf believes that it will successfully defend the patent as it has in other cases relating to the same claims. See page 88 of Amendment No. 1.

Employees, page 77

94.	Disclose the total number of employees. See Item 101(c)(xiii) of Regulation S-K.

The proxy statement has been revised to include the total number of employees. See page 88 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77.

95.	The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

The proxy statement has been revised to include an overview section, which includes among other things, a discussion of the known trends and capital constraints experienced by Sprinturf. See page 88 of Amendment No. 1.

96.	When comparing the comparable periods, please provide a detailed discussion as to the reason(s) for the various changes in the line items. For example, explain why there was increased demand for new installations of synthetic turf fields that resulted in revenues growing in the six months ended June 30, 2006.

The proxy statement has been revised to include additional discussion regarding the increased demand for new installations. See pages 91 through 93 of Amendment No. 1.

97.	Add a comparison of the cost of sales for each period being compared.

The proxy statement has been revised to provide a comparison of cost of sale for each period. See pages 91 through 93 ofAmendment No. 1.

98.	We note that you offer discounted installation below cost of Sprinturf as a part of your MBA program. Please clarify the percent of revenue attributable to participants of the MBA program. Add a risk factor.

The proxy statement has been revised to disclosure the percentage of revenue attributable to participants of the MBA program. See page 92 of Amendment No. 1. A risk factor has not been added as the amount of revenue derived from MBA program participants is not material.

Liquidity and Capital Resources, page 82

Indebtedness, page 82

99.	Describe the consequences if Sprinturf is unable to renegotiate the line of credit facility.

The proxy statement has been revised to describe the consequences if Sprinturf is unable to renegotiate certain of its lines of credit facilities. See page 95 of the proxy statement.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

100.	Disclose the material terms of each material loan, including the one borrowed by the CEO.

The proxy statement has been revised to include the material terms of each line of credit facility. See page 95 of Amendment No. 1.

101.	Disclose the name of the bank that provided the $5.1 million line of credit. Discuss the covenants and explain the reason(s) why you are not in compliance. Add a risk factor discussing the default and another risk factor discussing the fact that all of your assets guarantee the loans.

The proxy statement has been revised to include the name of the bank as well as to explain the two covenants that Sprinturf was not in compliance with. See page 95 of Amendment No. 1. A risk factor relating to defaults as of December 31, 2005 has not been added as the bank has waived such defaults. A risk factor relating to the pledge of the assets and any defaults generally has been added. See page 26 of Amendment No. 1.

Information About Millstream II, page 85

Plan of Operations, page 88

102.	Disclose the amount of funds currently available outside the trust. Also, provide a detailed discussion of how the funds outside the trust were spent and, if the actual expenditures differed from the use of proceeds in the Form S-1, explain the reason.

The proxy statement has been revised to provide a detailed discussion of how the funds outside the trust have been spent and any differences between actual expenditures and amounts estimated for such expenditures in Millstream II’s Form S-1. See page 101 of Amendment No. 1.

103.	Clarify the “certain circumstances” where Mr. Spector would be liable for claims.

The proxy statement has been revised to disclose when Mr. Spector would be liable for claims. See page 99 of Amendment No. 1.

Unaudited pro forma condensed combined statement of operations, pages 93 and 94

104.	Based on the computation methodology described in note (h) on page 97, it appears the pro forma combined net loss per share should be revised to $.36 and $.42, respectively (consistent with your disclosures on page 17). Please revise or advise.

The pro forma combined net loss per share has been revised. See pages 106 and 107 of Amendment No. 1.

Unaudited pro forma condensed combined statement of operations, page 94 and 96

105.	It appears the heading should be revised to “Assuming Minimum approval”. Please revise or advise.

The heading has been revised. See page 107 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

Notes to pro forma condensed combined financial statements, page 97

106.	Please revise to discuss the reasons why your purchase price allocation is preliminary (i.e. identify the information that you arranged to obtain), describe the contingencies and indicate when the allocation will be finalized.

The proxy statement has been revised to include a discussion of the information that must be collected in order to finalize the purchase price allocation, including among other things, the fair market value of Sprinturf’s intangible assets. In addition, the disclosure has been revised to include a discussion of the contingencies. See page 110 of Amendment No. 1.

107.	Although the allocation of purchase price is preliminary, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be disclosed. In addition, please describe all significant adjustments to fair value and disclose how they were determined.

The proxy statement has been revised to include the tangible and intangible assets that are likely to be recognized and the amortization period for those assets. See page 110 of Amendment No. 1.

108.	Please revise to disclose the expected useful lives or amortization periods of significant assets (including other identified tangible and intangible assets) acquired in the business combination.

The proxy statement has been revised to include the amortization periods of the most significant assets. See page 110 of Amendment No. 1.

109.	Based on information provided elsewhere in the proxy statement, it appears contingent consideration may be issuable. Please revise to disclose the terms of contingent consideration and its impact on the future earnings.

The proxy statement has been revised to include a discussion of the contingent consideration that may be due and payable following consummation of the merger as well as its possible effects on amortization expense and income. See page 110 of Amendment No. 1.

110.	We note your disclosure in note c that shares issued in the merger are adjusted by 270,286 shares regarding the contingency related to collection of accounts receivable. Tell us what this adjustment relates to, provide the specific reference in the merger or related agreements and demonstrate how this adjustment is appropriate under the guidance of Article 11 of Regulation S-X.

The adjustment relates to shares of Millstream II common stock that will be held in escrow pursuant to the terms of the indemnification and escrow agreement entered into between Mrs. Julicher and Millstream II to satisfy certain indemnification obligations with respect to the collection of certain accounts receivables that have been written off. Based on Article II of Regulation S-X, an adjustment was made to the number of shares issuable in the merger as there is a reasonable doubt as to the issuance of those shares because the collection of the account receivable is doubtful. The actual number of shares was determined by dividing the amount of the account receivable that Ms. Julicher has undertaken to indemnify Millstream II for divided by the market price of the Millstream II common stock on the date the proxy statement was filed.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

111.	We note your pro forma income statement adjustments and it is unclear how adjustments D and E are appropriate. Pursuant to Article 11 or Regulation S-X pro forma adjustments shall give effect to events that are directly attributable to each specific transaction, factually supportable, expected to have a continuing impact and non-recurring. Please revise to remove such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation and your computation supporting your conclusion for each item and justify how each accounting treatment is consistent with Article 11 of Regulation S-X. (i.e. clarify how each item is directly attributable to the transaction, factually supportable and expected to have a continuing impact and non recurring).

The pro forma financial statements and the footnotes have been revised to remove the adjustments in D and E. See pages 105 through 110 of Amendment No. 1.

Directors and Management of the Combined Company Following the Merger, page 98

112.	Please provide the names of the Safeguard International portfolio companies for which Mr. Spector serves as an officer or director.

The proxy statement has been revised to include the name of the Safeguard International portfolio companies for which Mr. Spector serves as an officer and/or director. See page 111 of Amendment No. 1.

113.	Provide the beginning and ending dates of employment for each employment position listed for each officer and director.

The proxy statement has been revised to include the employment dates for each position listed for each officer and director. See pages 111 through 113 of Amendment No. 1.

114.	State the term of office for each director. Also, discuss the “varying levels of compensation” to be received after consummation of the business combination as directors.

The proxy statement has been revised to include the term of each director. In addition, the proxy statement has been revised to include a discussion of the compensation for directors after consummation of the business combination. See pages 111 through 113 of Amendment No. 1.

115.	Please provide the names of any other blank check companies with which any of your officers and directors have been affiliated that have not already been identified.

The proxy statement has been revised to include the names of any other blank check companies with which any officer or director has been affiliated. See pages 112 and 113 of Amendment No. 1.

116.	Please disclose Dr. Schimmelbusch’s relationship with Timminco Limited.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

Dr. Schimmelbusch’s relationship to Timminco Limited has been disclosed. See page 112 of Amendment No. 1.

117.	We note the plea of no lo contendere by Mr. Julicher to charges brought on January 2, 2002. Please disclose under Item 401(f)(2) of Regulation S-K or explain why such disclosure is not required.

On January 22, 2002, Mr. Julicher pled no lo contendere to the summary offense of disorderly conduct. Under Section 106 of the Pennsylvania Criminal Code, summary offenses are the lowest gradation of criminal conduct, below misdemeanors. Mr. Julicher paid a fine of $300 plus costs in connection with this matter. Given the level of punishment and gradation of this crime, Millstream II does not believe that this plea is material to an evaluation of the ability or integrity of Mr. Julicher to become a director and officer of Millstream II.

Sprinturf Executive Officers, page 100

118.	Provide the disclosure for the CEO and the four most highly compensated executive officers, and up to two additional individuals, as required by Item 402(a)(3) of Regulation S-K. Also, please disclose the nature of the compensation in the “other” category. See the summary compensation table in Item 402 of Regulation S-K, as an example.

The proxy statement has been revised to include two additional individuals as required by Item 402(a)(3). In addition a footnote has been added to the table explaining the components of “other” compensation. See page 114 of Amendment No. 1.

Beneficial Ownership of Securities, page 104

Beneficial Owners of More than 5% of Millstream II Common Stock, page 104

119.	Clarify whether the shares held by Mr. Spector are in addition to the shares held by the Castlecomb Family Trust. If not, please include the shares held by the trust in Mr. Spector’s ownership. Clarify the nature of ownership in a footnote.

The proxy statement has been revised that the shares owned by Mr. Spector are in addition to the shares owned by the Castlecomb Family Trust. In addition, the footnotes have been revised to reflect that Mr. Spector disclaims beneficial ownership of the shares owned by the Castlecomb Family Trust. See pages 117 and 118 of Amendment No. 1.

120.	Please disclose the control person of Sapling, LLC.

The beneficial ownership of Sapling, LLC has been disclosed in the footnotes to the beneficial ownership table. See page 117 of Amendment No. 1.

121.	Add a table disclosing the beneficial ownership information assuming the business combination is completed.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

The proxy statement has been revised to include a beneficial ownership table assuming the business combination is completed. See page 118 of Amendment No. 1.

Price Range of Securities and Dividends

122.	Disclose the number of holders of Millstream II common stock.

The proxy statement has been revised to disclose the number of holders of record of Millstream II’s common stock. See page 119 of Amendment No. 1.

Description of the Combined Company’s Securities Following the Merger, page 106

Warrants and Purchase Option, page 110

123.	Please identify the two consultants.

The proxy statement has been revised to reflect that there is one consultant as well as the name of such consultant. See page 124 of Amendment No. 1.

Specialty Surfaces International, Inc. and Empire Associates, Inc. financials statements for the years ended December 31, 2005, 2004, and 2003.

Statements of operations, page F-4

124.	Please revise to disclose the components of the general and administrative expense on the face of the statement of operations or in a note thereto.

Footnote 10 has been added to the Sprinturf financial statements to disclose the material components of selling, general and administrative expenses. See page F-14of Amendment No. 1.

Notes to financial statements

General

125.	Please revise to provide the minimum disclosures required by SFAS 109 (see paragraphs 43-48).

Footnote 2 has been revised to include the disclosure required by SFAS 109. See page F-10 of Amendment No. 1.

Notes 8-Commitments and contingencies, F-12

126.	Please disclose the amounts accrued in your financial statements regarding the lawsuits and claims discussed in this note. If it is reasonably possible that the outcome of uncertainties may result in a liability exceeding the liability accrued in the financial statements by a material mount, revise to include disclosures of the range of reasonably possible loss or provide a clear statement that a range cannot be estimated as required by paragraph 10 of SFAS 5. Evaluation of the materiality of the additional loss should include consideration of the pro forma effect on the financial statements as if the amount of unrecognized but reasonably possible loss had been incurred as of the latest balance-sheet date and were to be recognized fully in the most recently completed period. Disclose the effect of such a pro form provision on stockholders’ equity, debt covenants, commonly used financial ratios, and other analyses that would be material to an investor.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

The footnote has been revised to disclose that Sprinturf has not recorded any liabilities on its balance sheet as of December 31, 2005 and 2004 for the lawsuits discussed. See page F-12 of Amendment No. 1.

Notes 11-Material agreements, F-14

127.	We note your disclosure here and in your risk factors (page 20) that you receive certain amounts of components from sole suppliers. Please revise to disclose the company’s dependence on major suppliers and the related amounts for the periods presented. Please refer to Statements of Position (SOP) 94-6: “Disclosure of Certain Significant Risks and Uncertainties” and to Paragraph 39 of SFAS 131.

Footnote 11 which has been renumbered to footnote 12 has been revised to disclose Sprintruf’s dependency on one supplier and the related amount sourced from such supplier. See page F-14 of Amendment No. 1.

Specialty Surfaces International, Inc.-Interim financial statements for the six months ending June 30, 2006

Notes to financial statements

Note 6-Indebtedness, F-20

128.	Please revise to disclose the outstanding indebtedness as of June 30, 2006 for each of the debt obligations. In addition, disclose the amounts in default, clarify where said amounts are recorded in your balance sheet, and the amount of funds available under lines of credit.

Footnote 6 has been revised to include the amount outstanding and the amount available for borrowing of each loan. See page F-20 of Amendment No. 1.

Notes 8-Subsequent events, F-21

129.	We noted your disclosure regarding the acquisition of Empire on August 9, 2006. Please revise to clarify how you have recorded this transaction (e.g. reorganization between entities under common control).

Footnote 8 has been revised to disclose how the acquisition of Empire was recorded. See page F-21 of Amendment No. 1.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

Millstream II Acquisition Corporation financial statements for the year ended December 31, 2005

General

130.	We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering (including the underwriter purchase option “UPO”) were included in the “units” being registered, the offer and sale of the underlying securities were registered a the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants and the UPO as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 state that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants and UPO. Tell us whether you intend to restate your financial statements to classify the warrants and the UPO as liabilities and to subsequently adjust to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Millstream II believes that the warrants included in its units sold in its initial public offering (the “Units”), the underwriter's purchase option, along with the underlying warrants are appropriately included as equity at each balance sheet date. Under the terms of the warrant agreement governing the Units, Millstream II is not required to pay cash or other consideration to the holders of warrants or otherwise ‘‘net-cash settle’’ any warrant exercise in the event it is unable to deliver shares of common stock pursuant to the exercise of the warrants because a registration statement under the Securities Act of 1933, as amended, with respect to the common stock is not effective or for any other reason. However, on October 2, 2006, Millstream II entered into a warrant clarification agreement with its warrant agent, Continental Stock Transfer & Trust Company to clarify this issue further. In summary, this amendment clarifies that if the Company is unable to deliver shares of common stock pursuant to the exercise of the warrants because a registration statement under the Securities Act of 1933, as amended, with respect to the common stock is not effective or for any other reason, then in no event would the Company be obligated to pay cash or other consideration to the holders of warrants or otherwise “net-cash settle” any warrant exercise. On October 6, 2006, Millstream II entered into a clarification agreement with EarlyBirdCapital, its underwriter, to provide similar clarity to its underwriter's purchase option agreement.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

131.	Consider whether additional disclosure in MD&A is required for the accounting treatment for the warrants and UPO, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

In light of Millstream II’s response to comment 130, Millstream II does not believe that the comments require any revisions to its MD&A.

General

132.	Please revise the interim financial statements of Sprinturf and Millstream II to conform to any changes made in the annual financial statements as a result of our comments above.

The interim financial statements of Sprinturf and Millstream II have been revised to conform to any changes made in the annual financial statements in response to the Staff’s comments.

Other Regulatory and Other Exchange Act Filings

133.	Please note the updating requirements for the financial statements as set forth in Rule 3-12 of Regulation S-X.

We note the updating requirements for financial statements as set forth in Rule 3-12 of Regulation S-X. The financial statements currently included in the financial statements are not stale. However, Millstream II will update such financial statements, if necessary, at the time the proxy statement is sent to its stockholders.

134.	Please revise your other Exchange Act reports to comply with the comments above, as applicable.

In light of Millstream II’s response to comments 130 and 131, Millstream II does not believe that the comments require any revisions to its Exchange Act reports.

Exhibits and Schedules

135.	All material exhibits, schedules and appendices to the Agreement and Plan of Merger should be included in Annex A.

All material exhibits, schedules and appendices to the Agreement and Plan of Merger have been included.

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH

U.S. Securities and Exchange Commission
October 10, 2006

     We trust that Amendment No. 1 to the proxy statement and this response letter satisfactorily respond to the Comment Letter. If there are any questions, please call the undersigned at 305-373-9421. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Miriam A. de Oliveira
Miriam Alfonso de Oliveira, Esq.

MAO:mao

cc:	Mr. Arthur Spector

BOCA RATON   •   DESTIN   •   FT. LAUDERDALE   •   MIAMI   •   ORLANDO   •   TALLAHASSEE   •   TAMPA   •   WEST PALM BEACH